Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 16 DATED FEBRUARY 17, 2023

TO THE PROSPECTUS DATED APRIL 18, 2022

We are providing this Supplement No. 16 to you in order to supplement our prospectus dated April 18, 2022 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	to disclose the adjusted per share public offering price for each class of our shares;
•	to disclose information about our distributions;
•	to disclose the Company’s net asset value for the month ended January 31, 2023;
•	to disclose certain return information for all outstanding classes of shares; and
•	to disclose an update to “Our Portfolio” section.

Public Offering Price Adjustment

On February 17, 2023, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of February 24, 2023 and will be used for the Company’s next monthly closing for subscriptions on February 28, 2023. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of January 31, 2023. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$35.84	$34.41	$32.43	$33.22
Selling Commissions, Per Share	$2.15	$1.03
Dealer Manager Fees, Per Share	$0.90	$0.60

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On February 17, 2023, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
March 27, 2023	March 28, 2023	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended January 31, 2023

On February 17, 2023, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of January 31, 2023 (in thousands, except per share data):

Month Ended January 31, 2023	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$149,743	$73,623	$80,859	$65,042	$301,239	$63,162	$733,668
Number of Outstanding Shares	4,244	2,245	2,467	2,005	9,068	1,765	21,794
Net Asset Value, Per Share	$35.28	$32.79	$32.78	$32.43	$33.22	$35.78
Net Asset Value, Per Share Prior Month	$34.90	$32.45	$32.46	$32.11	$32.88	$35.39
Increase in Net Asset Value, Per Share from Prior Month	$0.38	$0.34	$0.32	$0.32	$0.34	$0.39

The increase in the Company’s net asset value per share for each applicable share class for the month ended January 31, 2023 was primarily driven by the increases in the fair value of eight out of eleven of the Company’s portfolio company investments. The fair value of three of the Company’s portfolio company investments decreased during the same period.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, Average Annual Return (“AAR”) Since Inception, and cumulative total returns through January 31, 2023 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	AAR Since Inception(4)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	1.4%	10.8%	43.6%	14.6%	72.6%	February 7, 2018 – January 31, 2023
Class FA (with sales load)	-5.2%	3.6%	34.2%	12.3%	61.4%	February 7, 2018 – January 31, 2023
Class A (no sales load)	1.4%	9.7%	39.0%	12.9%	62.2%	April 10, 2018 – January 31, 2023
Class A (with sales load)	-7.2%	0.4%	27.2%	10.0%	48.4%	April 10, 2018 – January 31, 2023
Class I	1.4%	9.7%	39.4%	13.3%	63.8%	April 10, 2018 – January 31, 2023
Class T (no sales load)	1.2%	9.4%	35.1%	11.4%	53.6%	May 25, 2018 – January 31, 2023
Class T (with sales load)	-3.6%	4.2%	28.7%	9.9%	46.3%	May 25, 2018 – January 31, 2023
Class D	1.3%	9.7%	37.6%	11.8%	54.3%	June 26, 2018 – January 31, 2023
Class S (no sales load)	1.4%	11.8%	N/A	15.9%	45.2%	March 31, 2020 – January 31, 2023
Class S (with sales load)	-2.1%	7.9%	N/A	14.1%	40.1%	March 31, 2020 – January 31, 2023

(1) For the period from January 1, 2023 through January 31, 2023.

(2) For the period from February 1, 2022 through January 31, 2023.

(3) For the period from February 1, 2020 through January 31, 2023.

(4) For the period from the date the first share was issued for each respective share class through January 31, 2023. The AAR Since Inception is calculated by taking the Cumulative Total Return and dividing it by the return period.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the month to date period ended January 31, 2023, sources of declared distributions on a GAAP basis were as follows:

	Month Ended January 31, 2023
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$1,509	70.3%
Distributions in excess of net investment income[2]	638	29.7%
Total distributions declared	$2,147	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Month Ended January 31, 2023
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support	$(553)	(42.1)%
Expense support	2,062	156.9%
Net investment income	1,509	114.8%
Cash distributions net of distributions reinvested in excess of net investment income[2]	—	—%
Cash distributions net of distributions reinvested[3]	$1,315	100.0%

[1]	Net investment income includes expense support due from the Manager and Sub-Manager of $2,062 for the month ended January 31, 2023.
[2]	Consists of distributions made from offering proceeds for the period presented.
[3]	For the month ended January 31, 2023, excludes $832 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 76.3%, 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however as of the date of this supplement, management believes that reimbursement of all expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.  We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Our Portfolio

The following disclosure supersedes and replaces fourth and fifth paragraphs under the section “Our Portfolio — Milton Industries—Growth Opportunities” which first appears on page 101 of the Prospectus.

Growth Opportunities. We believe the following are key growth opportunities for Milton: (i) additional growth in existing markets, (ii) new product development, (iii) e-commerce and digital marketing initiatives and (iv) strategic acquisitions.

Milton completed four add-on acquisitions during 2021 and 2020, including GH Meiser & Co., Milton’s Bells, Zeeline, and Global-Flex. We believe these add-on acquisitions bolster Milton’s tire gauge, grease and fluid handling, hose assemblies, rubber expansion and metal expansion joints, “PTFE” products and pump connectors product lines. In March 2022, Milton acquired Thunder Technologies which specializes in critical and demanding hose, rubber and expansion joint applications. Additionally, in July 2022, Milton acquired Lock Technology which provides specialty tools to the automotive end market. Additionally, in December 2022, Milton acquired ProMax Tool which designs and manufactures proprietary on-the-vehicle exhaust manifold repair kits and other specialty tools. These acquisitions further Milton’s strategy of both growing organically and through M&A.

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